

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2017

Robynne Sisco
Chief Financial Officer
Workday, Inc.
6230 Stoneridge Mall Road
Pleasanton, CA 94588

     Re: Workday, Inc.
           Form 10-K for the fiscal year ended January 31, 2017
           Filed March 20, 2017
           File No. 001-35680

Dear Ms. Sisco:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Kathleen Collins

           Kathleen Collins
           Accounting Branch Chief
           Office of Information Technologies
           and Services

cc: Jim Shaughnessy, Senior Vice President, General Counsel and Secretary
    Jeffrey Vetter, Legal Counsel, Fenwick & West